

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 14, 2016

David J. Russo
Chief Financial Officer
L.B. Foster Company
415 Holiday Drive
Pittsburg, PA 15220

>   **Re: L.B. Foster Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 1, 2016**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
>   **Filed May 4, 2016**
>   **Response Dated July 1, 2016**
>   **File No. 000-10436**

Dear Mr. Russo:

We have reviewed your July 1, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2016 letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements

4. Goodwill and Other Intangible Assets, page 11

1. We note your response to our prior comment 6. Please confirm if you performed Step 1 of your goodwill impairment test as of June 30, 2016 and, if so, tell us the results of your analysis. To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your

goodwill impairment analysis, please tell us and revise your MD&A section to disclose the following:

- o The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;
- o The amount of goodwill allocated to that reporting unit; a description of the methods and key assumptions used and how the key assumptions were determined;
- o A discussion of the degree of uncertainty associated with the key assumptions; and
- o A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure